UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of	September	2024
Commission File Number	001-40569

Standard Lithium Ltd.
(Translation of registrant’s name into English)

Suite 1625, 1075 W Georgia Street Vancouver, British Columbia, Canada V6E 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐       Form 40-F   ☒

EXPLANATORY NOTE

Standard Lithium Ltd. is furnishing this Amendment No. 1 on Form 6-K/A solely to make certain corrections to the signatory of the version originally filed with the Securities and Exchange Commission on September 20, 2024.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the original Form 6-K, or reflect any events that have occurred after the original Form 6-K was originally furnished.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated September 20, 2024 (previously furnished)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Standard Lithium Ltd.
(Registrant)

Date:	September 24, 2024	By:	/s/ Salah Gamoudi
			Name:	Salah Gamoudi
			Title:	Chief Financial Officer